Exhibit (a)(1)(iv)

Form of Letter from the Fund to Shareholders

in Connection with the Fund’s Acceptance of Shares

BLACKSTONE ALTERNATIVE ALPHA MASTER FUND

c/o Blackstone Alternative Asset Management L.P.

345 Park Avenue, 29th Floor

New York, New York 10154

[DATE]

[SHAREHOLDER NAME/ADDRESS]

Dear Shareholder:

This letter serves to inform you that Blackstone Alternative Alpha Master Fund (the “Fund”) has received and accepted for purchase your tender of shares of beneficial interest in the Fund.

In accordance with the terms of the tender offer, you have been issued a non-interest bearing, non-transferable promissory note (the “Note”), which will be held on your behalf by State Street Bank and Trust Company, the Fund’s administrator, entitling you to receive payment equal to the net asset value of the tendered shares as of December 31, 2014 (or such later date as may be determined by the Fund if the tender offer is extended, the “Valuation Date”). Subject to the terms and conditions of the tender offer, payment in settlement of the note is generally expected to be made by a single payment equal to 100% of the unaudited net asset value of the Shares tendered and purchased, determined as of the Valuation Date, which, unless the existence of changes in tax or other laws or regulations or unusual market conditions result in a delay, will be paid to you on or before the later of 30 days after the Valuation Date or, if the Fund has requested redemptions of all or a portion of its investments in investment funds in order to fund its purchase of Shares, 10 business days after the Fund has received at least 90% of the aggregate redemption amount from the investment funds.

If you have any questions (or wish to request a copy of your Note), please contact the Fund’s administrator at (855) 890-7725.

Sincerely,

Blackstone Alternative Alpha Master Fund